Exhibit 4.13

COMMERCIAL SERVICES AGREEMENT

THIS COMMERCIAL SERVICES AGREEMENT (the “Agreement”) is made on September 2, 2024 between Batiki Shipping Company Inc. whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter called the “Owners”), of the one part, and Sea Transportation Inc., a company incorporated and registered in the Republic of the Marshall Islands (Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960), which has established an office in Greece (Leof. Poseidonos 13, Alimos 174 55, Athens, Greece) pursuant to the provisions of Greek Law 27/1975 as amended (hereinafter called the “Commercial Services Managers”), of the other part,

WHEREBY IT IS MUTUALLY AGREED BY AND BETWEEN THE PARTIES AS FOLLOWS:-

1.
The Owners hereby appoint the Commercial Services Managers, and the Commercial Services Managers hereby agree to act, as commercial services managers of the vessel more particularly described in the Schedule 1 hereto (hereinafter called the “Ship” and/or the “Vessel”) for the period and on and subject to the terms and conditions hereinafter contained.

2.
The Commercial Services Managers shall provide the commercial services specified here below (“Commercial Services”) and shall have power in the name of the Owners or otherwise on their behalf to do all things which the Commercial Services Managers consider to be expedient or necessary for the provision of the said services or otherwise in relation to the proper and efficient employment of the Ship.

The Commercial Services Managers shall provide the following services for the Vessel in accordance with the Owners’ instructions, which shall include but not be limited to:

(a)
seeking and negotiating employment for the Vessel and the conclusion (excluding the execution thereof) of charter parties or other contracts relating to the employment of the Vessel, consent hereto in writing shall first be obtained from the Owners;

(b)	arranging for the provision of fuels of the quality specified by the Owners as required for the Vessel’s trade; Owners to be debited accordingly against invoice;
(c)
voyage estimating and accounting and calculation of hire, off-hires (if applicable), freights, demurrage and/or dispatch monies due from or due to the charterers of the Vessel; assisting in the collection of any sums or emission allowances due to the Owners related to the commercial operation of the Vessel;

(d)	issuing voyage and general charter instructions;
(e)	appointing agents; checking, analyzing, approving and pay on behalf of Owners of disbursement accounts received by agents for all possible agency services needed and debit Owners accordingly;
(f)	appointing stevedores when and if required;
(g)	arranging surveys associated with the commercial operation of the Vessel;
(h)	checking and analyzing expenses deducted by/ billed to Charterer from/on hire payments;
(i)
provide consulting service for cargo, shortage, overlanding claims in cooperation with the vessel’s P&I Club, and disputes and/or claims relating to speed deficiencies/underperformance of the vessel or any other disputes with Charterers as well as Freight, Demurrage and Defence claims;

(j)	following up the requirements of the Charter Party and taking actions, when necessary;
(k)	following up and assisting to resolve any problems arising during loading and discharge operations; and
(l)	providing charter recap and charter party analysis upon concluding a new chartering contract.

3.
This Agreement shall take effect from the date of delivery of the Vessel from its current owners to the Owners and is agreed for a non-specific period of time, provided that it may be terminated by either party giving two (2) months’ notice at any time and without any justification but always in writing, PROVIDED HOWEVER that the Owners shall have the right to terminate the contract on giving notice with immediate effect against the payment to the Commercial Services Managers of damages equal to the average commercial services fees paid to them during the last 1 (one) month before termination. Either party shall have the right (but not be bound) to terminate with immediate effect the contract -by giving notice to the other party- without liability for damages in either of the following events:

(a)	The Ship shall become an actual, compromised, constructive, or arranged total loss or be sold or otherwise disposed of or cease to be in the disponent ownership of the Owners; or
(b)
If an order be made or resolution be passed for the winding up of the other party (otherwise than a winding up for the purpose of reconstruction or amalgamation), or if a receiver be appointed of the undertaking or property of the other party, or if the other party shall suspend payment or cease to carry on business or make any special arrangement or composition with its creditors.

If either party fails to meet their obligations under this Agreement, the other party may give notice to the party in default requiring them to remedy it. In the event that the party in default fails to remedy it within 30 calendar days from the date of the notice to the reasonable satisfaction of the other party, that party shall be entitled to terminate this Agreement with immediate effect by giving notice to the party in default.

4.	(a) The Commercial Services Fees under this Agreement are the aggregate of the following:

(1) In regards to the provision of the commercial services the sum of 3% (three per centum) on hire (net of any off-hire) and on freight (including demurrage and dispatch) of the gross income of the Vessel plus US$300 (three hundred United States Dollars only) per day for each day that the Vessel is owned;

(b)
The Commercial Services Fees payable pursuant to Section 4(a) above shall be paid in equal monthly installments in advance, the first installment (pro rata if appropriate) being payable on the date that this Agreement takes effect and subsequent installments being payable at the beginning of every calendar month.

5.
The Commercial Services Managers shall at their own expense provide all office accommodation, equipment, stationery, and staff ordinarily required for the provision of the commercial services hereby contracted for.

6.
(a)   Force Majeure - Neither the Owners nor the Commercial Services Managers shall be under any liability for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such events and/or conditions:

(i)	acts of God;
(ii)	any Government requisition, control, intervention, requirement or interference;
(iii)	any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;
(iv)	riots, civil commotion, blockades or embargoes;
(v)	epidemics;
(vi)	earthquakes, landslides, floods or other extraordinary weather conditions;
(vii)	strikes, lockouts or other industrial action, unless limited to the employees (which shall not include the Crew) of the party seeking to invoke force majeure;
(viii)	fire, accident, explosion except where caused by negligence of the party seeking to invoke force majeure; and
(ix)	any other similar cause beyond the reasonable control of either party.

7.
The Commercial Services Managers are entitled to subcontract any of their obligations under this agreement. In the event of such sub-contract, the Commercial Services Managers remain fully liable for the due performance and obligations under this Agreement.

8.
The Commercial Services Managers shall be under no liability whatsoever to the Owners for any loss, damage delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the vessel) and howsoever arising in the course of performance of the Commercial Services UNLESS same is proved to have resulted solely from the negligence, gross negligence or willful default of the Commercial Services Managers in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Commercial Services Managers’ personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Commercial Services Managers’ liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of five times the annual management fee payable hereunder.

9.	This Agreement shall be governed by English law.

10. (a)
Any notice which the Commercial Services Managers may require to give to the Owners shall be validly given if sent to the Owners at Pendelis 26, 175 64, Palaio Faliro, Athens, Greece or to the email address info@oceanpal.com.

(b)
Any notice which the Owners may wish to give to the Commercial Services Managers shall be validly given if sent to the Commercial Services Managers at Leof. Poseidonos 13, Alimos 174 55, Athens, Greece or to the email address managnostopoulou@seatranspo.com and info@seatranspo.com

(c)	Notices required to be given in writing may be given by letter, telex, fax, or e-mail.

11.	If this Agreement shall be translated into different languages and any difference shall arise in the texts, the English text shall prevail and shall constitute the terms of the agreement.

12.	This Agreement is to be executed in duplicate, 1 (one) for the Owners and 1 (one) for the Commercial Services Managers.

IN WITNESS whereof this Agreement has been signed on behalf of the parties hereto by persons duly authorized the day and year first above written.

SIGNED by	SIGNED by

For and on behalf of	For and on behalf of
Batiki Shipping Company Inc.	Sea Transportation Inc.
(the “Owners”)	(the “Commercial Services Managers”)

Schedule 1 - Ships’ Details

Name: m/t Zeze Start
Gross Tons: 29,307mts
Net Tons: 13,129mts
IMO: 9392781
Flag: Marshall Islands
Regular Trading Area: Worldwide